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                                                                October 22, 2010

VIA EDGAR AND EMAIL
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U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention:  Ms. Sheila Stout

Re:      SEI Institutional Investments Trust (File No. 811-07257)
         SEI Structured Credit Fund, L.P. (File No. 811-22107)
         SEI Alpha Strategy Portfolios, L.P. (File No. 811-22112)


Ms. Stout:

This letter responds to comments given by you to SEI Investments Global Funds Services ("SEI"), in its capacity as administrator for SEI Institutional
Investments Trust ("SIIT"), SEI Structured Credit Fund, L.P. ("Structured Credit") and the SEI Libor Plus Portfolio within the SEI Alpha Strategy Portfolios, L.P. ("Libor Plus Portfolio") (collectively, the "Funds") in a telephone conversation on September 21, 2010. The comments relate to the SIIT May 31, 2010 annual report to shareholders, the Structured Credit December 31, 2009 annual report to shareholders and the Libor Plus Portfolio May 31, 2010 annual report to shareholders, all of which were filed on Form N-CSR. Additionally, comments for the Funds also relate to the Form N-SAR, filed on March 1, 2010 and July 30, 2010.

SEI provides the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Funds. In connection with our responses, we acknowledge that the Funds, through their officers and directors, are primarily responsible for the adequacy and accuracy of the disclosure in the Report. Staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the Report. Furthermore, the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by our response.

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SEC COMMENT 1
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In the July 30, 2010 N-SAR-B filing for the Libor Plus Portfolio, please explain the disclosed material weakness in controls over financial reporting. In the response, please provide an explanation of what occurred as well as what measures were taken to correct the material weakness.
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SEI RESPONSE TO COMMENT 1
IN MARCH 2010, A FUND ACCOUNTANT INCORRECTLY REVISED THE SECURITY MASTER SETUP PARAMETERS PERTAINING TO THE INTEREST ACCRUAL METHODOLOGY OF A SECURITY IN SUNGARD INVEST ONE, SEI'S ACCOUNTING SYSTEM. THE SECURITY WAS HELD IN THE SEI INSTITUTIONAL INTERNATIONAL EMERGING MARKETS DEBT FUND ("SIT EMD") AND SEI INSTITUTIONAL INVESTMENTS EMERGING MARKETS DEBT FUND ("SIIT EMD"), THE FUND ACCOUNTANT FAILED TO FOLLOW STEPS SPECIFICALLY REQUIRED WHEN CHANGING
FUNDAMENTAL ASPECTS OF A SECURITY MASTER, AND AS A RESULT, THE INTEREST ACCRUAL WAS INADVERTENTLY CHANGED SO THAT THE ANNUAL INTEREST RATE WAS ACCRUED ON A
DAILY BASIS. DUE TO THE LARGE SIZE OF THE FUNDS, THE SMALL SIZE OF THE SECURITY POSITION AND THE IMMATERIAL AMOUNT OF INTEREST THAT ACCRUED ON THE DAY OF THE CHANGE, THE CHANGE WENT UNDETECTED ON THE FIRST DAY. THE EXISTENCE OF THE OVER-ACCRUAL WAS NOT IDENTIFIED UNTIL AFTER THE FUNDS' FISCAL YEAR END OF MAY
31, 2010. THE OVERACCRUAL WAS DETECTED AS PART OF THE BETA TESTING OF NEW DEPARTMENTAL REPORTS BEING DEVELOPED FOR THE REVIEW OF YIELD REASONABLENESS AT THE SECURITY LEVEL IN NON-MONEY MARKET FIXED INCOME FUNDS. THE CUMULATIVE OVERACCRUALS CAUSED THE NAVS OF THE SIT EMD FUND AND THE SIIT EMD FUND TO BE OVERSTATED DURING THE ERROR PERIOD.


AS A RESULT OF THE NAV ERRORS, KPMG, THE FUND'S AUDITOR, ISSUED A MATERIAL WEAKNESS ON INTERNAL CONTROLS FOR THE SEI INSTITUTIONAL INVESTMENTS TRUST MAY 31, 2010 ANNUAL REPORT. THE MATERIAL WEAKNESS WAS ALSO DEEMED TO BE APPLICABLE TO THE SEI ALPHA STRATEGIES PORTFOLIO MAY 31, 2010 ANNUAL REPORT SINCE THE WEAKNESS IN CONTROLS HAD NOT BEEN DETECTED AND CORRECTED BY THE MAY 31 FISCAL YEAR END AND BECAUSE THE SEI ALPHA STRATEGIES PORTFOLIO ALSO HOLDS FIXED INCOME SECURITIES .


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SEC COMMENT 2
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In the March 1, 2010 N-SAR-B filing for the Structured Credit Fund, the internal control letter is missing the independent auditor's city and state. Please refile.

SEI RESPONSE TO COMMENT 2
SEI AGREES AND WE WILL AMEND THE N-SAR FILING FOR THE STRUCTURED CREDIT FUND.

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SEC COMMENT 3
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Schedule of Investments, All Funds - Please define any holding that is fair valued, in default of interest payments or non-income producing.
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SEI RESPONSE TO COMMENT 3
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SEI AGREES AND WILL CONTINUE TO FOOTNOTE SECURITIES THAT ARE FAIR VALUED, IN
DEFAULT OF INTEREST PAYMENTS AND NON-INCOME PRODUCING.
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SEC COMMENT 4
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Please break out the components for net assets in the statement of assets and liabilities for the Structured Credit Fund per the INVESTMENT COMPANIES AUDIT AND ACCOUNTING GUIDE 7.8.

SEI RESPONSE TO COMMENT 4
SEI AGREES AND WILL BREAK OUT THE COMPONENTS OF NET ASSETS GOING FORWARD FOR THE STRUCTURED CREDIT FUND.

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SEC COMMENT 5
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Please explain the distribution in Structured Credit that is disclosed in the
December 31, 2009 annual report. In the explanation, please disclose if this is the Fund's first distribution as well as if it is a return of capital.

SEI RESPONSE TO COMMENT 5
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THE DISTRIBUTION DISCLOSED IN THE DECEMBER 31, 2009 ANNUAL REPORT WAS THE FIRST
DISTRIBUTION FOR THE FUND. THE DECISION TO PAY A DISTRIBUTION WAS DRIVEN BY A SIGNIFICANT APPRECIATION IN THE VALUE OF THE FUND'S ASSETS IN THE PRECEDING PERIOD. THE DRAMATIC INCREASE IN THE VALUE OF THE FUND RESULTED IN INVESTORS BEING OVER-ALLOCATED TO THAT ASSET CLASS IN THEIR PORTFOLIOS. THE FUND'S ADVISER SOUGHT TO ADDRESS THIS INVESTOR ISSUE BY DISTRIBUTING BACK TO INVESTORS A PORTION OF THE PROFITS THAT HAD BEEN GENERATED IN THE FUND. THE CASH DISTRIBUTION WAS TREATED AS A RETURN OF CAPITAL.
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SEC COMMENT 6
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The Libor Plus Portfolio has traditionally had high portfolio turnover. Is the high portfolio turnover a strategy of the Fund and should it be a principal risk disclosed in the Fund's prospectus?
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SEI RESPONSE TO COMMENT 6
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THE STRATEGY OF THE LIBOR PLUS PORTFOLIO (THE "PORTFOLIO") IS NOT INHERENTLY
DESIGNED TO UTILIZE A HIGH FREQUENCY TRADING APPROACH OR CREATE HIGH TURNOVER. THE TURNOVER OF THE PORTFOLIO MAY, HOWEVER, BE IMPACTED BY OTHER INFLUENCES THAT ARE NOT DIRECTLY RELATED TO STRATEGY IMPLEMENTATION (E.G., MARKET VOLATILITY {AND VALUE OPPORTUNITIES CREATED BY SAME}, MANAGER CHANGES/TRANSITIONS AND THE COMPOSITION OF CERTAIN SECURITIES USED BY THE PORTFOLIO).
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DURING RECENT PERIODS, EXTREME MARKET VOLATILITY, SIGNIFICANT CAPITAL FLOWS AND
MANAGER CHANGES HAVE SIGNIFICANTLY CONTRIBUTED TOWARD RELATIVELY HIGH TURNOVER FOR THE PORTFOLIO. DURING THESE SAME PERIODS TO-BE-ANNOUNCED SECURITY POSITIONS ("TBAS") UTILIZED BY THE PORTFOLIO HAVE ALSO CONTRIBUTED TOWARD HIGHER TURNOVER. THE RESULTING TURNOVER RELATED TO TBAS IS A RESULT OF ROLLING/MATURING POSITIONS RATHER THAN A TRADING STRATEGY INVOLVING FREQUENT PURCHASES AND SALES.
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Please contact Stephen Panner at (610) 676-1189 if you have any questions or comments.



Very truly yours,



Stephen F. Panner
Controller and Chief Financial Officer


cc:       Robert A. Nesher

          Russell Emery

          Timothy D. Barto

          John J. McCue

          James F. Volk


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